1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103-2921	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

Sohee Yun

Associate

215.963.5538

January 28, 2008

Sheila Stout

Division of Investment Company Regulation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

RE:                            Response letter to comments on SEI Institutional Managed Trust’s Post-Effective Amendment

Dear Ms.Stout:

Set forth below are your comments, and our responses to those comments, on the SEI Institutional Managed Trust (the “Trust”) Post-Effective Amendment Nos. 63 and 65 filed under the Securities Act of 1933, as amended and the Investment Company Act of 1940, as amended (the “1940 Act”), respectively, for purposes of: (i) modifying the name and investment strategy of an existing series of the Trust, the Small/Mid Cap Equity Fund, which had not commenced operations at the time of modification; (ii) adding new disclosures relating to the performance information of certain funds; and (iii) reflecting changes in investment income distribution. Both the comments and responses are based on the Prospectuses and Statement of Additional Information (“SAI”), which were filed with the Securities and Exchange Commission (“SEC”) on November 30, 2007.

PROSPECTUSES:

1.                                       Comment: Under the section titled “Global Asset Allocation,” please clarify whether SIMC focuses on four key principles (asset allocation, portfolio structure, the use of managers and continuous portfolio management) in managing all Funds.

Response: The four principles on which SIMC focuses in managing the Funds do not apply to the S&P 500 Index Fund. Accordingly, we have revised the first sentence of the second paragraph of this section in the Class A Shares Prospectus as follows:

In managing the Funds, except the S&P 500 Index Fund, SIMC focuses on four key principles: asset allocation, portfolio structure, the use of managers and continuous portfolio management.

2.                                       Comment: A risk of investing in ETFs is identified as a principal risk for many Funds. However, investment in ETFs is not identified as a principal investment strategy. If it is a principal investment strategy for certain Funds, please state to that effect under the section titled “Investment Strategy.”

                                                Response: We have complied with this request. Accordingly, we have identified investment in ETFs as a principal investment strategy for the following Funds: Large Cap Value Fund, Large Cap Growth Fund, Tax-Managed Large Cap Fund, Small Cap Value Fund, Small Cap Growth Fund, Tax-Managed Small Cap Fund, Mid-Cap Fund, U.S. Managed Volatility Fund and Real Estate Fund.

3.                                       Comment: Item 2(c)(2)(ii) of Form N-1A requires funds to provide the year-to-date return information as of the end of the most recent quarter in a footnote to the bar chart if a fund’s fiscal year is other than a calendar year. Please provide this information.

                                                Response: The Trust’s fiscal year end is September 30. The year-to-date return information as of the end of the most recent quarter would be the information as of December 31, 2007. The bar chart already provides the performance information of each Fund for the calendar year 2007. Accordingly, we did not include the year-to-date return information separately.

4.                                       Comment: Please make the fee tables consistent with each other by moving the underline(s) in each table to indicate that the Total Annual Fund Operating Expenses include Acquired Fund Fees and Expenses.

Response: We have complied with this request.

5.                                       Comment: With respect to the Tax-Managed Large Cap Fund and U.S. Managed Volatility Fund, please provide in a footnote the amount of interest and dividend expenses associated with short sales.

Response: The Tax-Managed Large Cap Fund and U.S. Managed Volatility Fund did not engage in short sales for the period covered by the Prospectuses.

6.                                       Comment: If interest and dividend expenses are excluded from voluntary fee waivers, please state in a footnote to the expense tables.

Response: Such disclosure is already included in the footnote to the expense tables.

7.                                       Comment: Please state whether the S&P 500 Index Fund’s portfolio is market capitalization weighted in the way the S&P 500 Index is weighted.

Response: We have included the following sentence in the “Investment Strategy” section:

The Fund generally gives the same weight to a given stock as the S&P 500 Index does.

8.                                       Comment: In the “Investment Strategy” section for the S&P 500 Index Fund, it is stated that the Fund invests substantially all of its assets in securities listed in the S&P 500 Index, which is comprised of 500 leading U.S. publicly traded companies from a broad range of industries (mostly common stocks). Please define “substantially” for the purpose of this correspondence.

Response: For the purpose of this correspondence, “substantially all” means in excess of 95%, with the other 5% composed primarily of cash investments.

9.                                       Comment: With respect to the Large Cap Diversified Alpha Fund, Small/Mid Cap Diversified Alpha Fund, Global Managed Volatility Fund and Tax-Managed Managed Volatility Fund, please identify each Fund’s benchmark in the “Investment Strategy” section.

Response: The Large Cap Diversified Alpha Fund’s benchmark is the Russell 1000 Index. The Global Managed Volatility Fund does not employ benchmark sensitive investment strategies. The Fund’s investment focuses on the absolute return and risk. Accordingly, sector and market capitalization exposures will not be specifically limited to ranges around a specific benchmark and typically vary significantly from standard market capitalization weighted indices. The Small/Mid Cap Diversified Alpha Fund’s benchmark is the Russell 2500 Index and is identified in the “Investment Strategy” section. The Tax-Managed Managed Volatility Fund’s benchmark is the Russell 3000 Index and is identified in the “Investment Strategy” section.

10.                                 Comment: With respect to the Large Cap Diversified Alpha Fund and the Small/Mid Cap Diversified Alpha Fund, please clarify what types of securities are included in portfolio strategies which are designed to correlate to a portfolio composed of large or small/mid cap equity securities.

Response: In addition to large cap or small/mid cap equity securities, each Fund may invest 80% of its net assets in ETFs and derivative instruments such as equity index futures or swaps which are designed to correlate to a broad large cap or small/mid cap index, respectively. Accordingly, we have revised the first sentence under the “Investment Strategy” section of each Fund as follows:

Under normal circumstances, the Large Cap Diversified Alpha Fund will invest at least 80% of its net assets in equity securities of large companies, ETFs, fixed income securities and derivative instruments, such as equity index futures or swaps, which are designed to correlate to a portfolio composed of large cap equity securities.

Under normal circumstances, the Small/Mid Cap Diversified Alpha Fund will invest at least 80% of its net assets in equity securities of small and medium sized companies, ETFs, fixed income securities and derivative instruments, such as equity index futures or swaps, which are designed to correlate to a portfolio composed of small and mid cap equity securities.

11.                                 Comment: With respect to the Large Cap Diversified Alpha Fund and Small/Mid Cap Diversified Alpha Fund, please explain how the Funds intend to comply with Rule 35d-1.

Response: Please see our response to comment 10. The terms “large cap” and “small/mid cap” are defined in the “Investment Strategy” section of each Fund.

For purposes of the Large Cap Diversified Alpha Fund, a large company is a company with a market capitalization in the range of companies in the S&P 500 Index.

For purposes of the Small/Mid Cap Diversified Alpha Fund, a small to medium company is a company with a market capitalization in the range of companies in the Russell 2500 Index.

12.                                 Comment: With respect to the Large Cap Diversified Alpha Fund and the Small/Mid Cap Diversified Alpha Fund, please define “alpha.”

Response: Alpha means returns in excess of a benchmark and the term is defined in the “Investment Strategy” section of each Fund. By investing in derivative instruments which require minimal cash outlay or investment, the balance of the Funds’ assets can be invested in alpha generating instruments such as fixed income securities. Accordingly, we have inserted the following language in the “Investment Strategy” section for each Fund.

This allocation among investment strategies aims to diversify the sources from which Sub-Advisers seek to achieve excess returns (i.e., returns in excess of a benchmark index or “alpha”) by making combined investment of derivatives and fixed income securities, and thereby diversify the relative risk of the Fund.

13.                                 Comment: Please clarify whether the use of portfolio strategies that are designed to correlate with a portfolio of large or small/mid cap equity securities, but which are composed of derivative instruments backed by other types of securities are counted towards the 80% investment requirement with respect to the Large Cap Diversified Alpha Fund and the Small/Mid Cap Diversified Alpha Fund.

Response: Derivative instruments backed by other types of securities are counted towards the 80% investment requirement. Please see our response to comment 10.

14.                                 Comment: Please explain what types of securities are included in “other types of securities” referenced in the first sentence of the third paragraph in the “Investment Strategy” section with respect to the Large Cap Diversified Alpha Fund and the Small/Mid Cap Diversified Alpha Fund.

Response: “Other types of securities” include U.S. and foreign corporate and government fixed income securities. The types of such fixed income securities are described in the same paragraph, which include mortgage-backed or other asset-backed securities, securities rated below investment grade (junk bonds) and repurchase or reverse repurchase agreements. We have revised the sentence to state as follows:

Certain Sub-Advisers use portfolio strategies that are designed to correlate with a portfolio of large cap equity securities by investing in derivative instruments backed by other types of securities that can be used as collateral, such as U.S. and foreign corporate and government fixed income securities.

Certain Sub-Advisers use portfolio strategies that are designed to correlate with a portfolio of small and mid cap equity securities by investing in derivative instruments backed by other types of securities that can be used as collateral, such as U.S. and foreign corporate and government fixed income securities.

15.                               Comment: Please describe to what extent the Large Cap Diversified Alpha Fund and the Small/Mid Cap Diversified Alpha Fund buy and sell currencies for hedging and for speculative purposes. Also, please describe the risk of such investment in the risk section.

Response: The extent to which the Funds will engage in currency transactions will vary depending upon the investment environment; therefore, no precise limitation on the Funds’ investment in currencies has been established. However, the Funds’ investment in currencies will be limited to 20% as they will invest at least 80% of their net assets in equity securities under normal circumstances.

We have included the following currency risk disclosure in the risk section:

Currency exchange rates may fluctuate in response to factors extrinsic to that country’s economy, which makes the forecasting of currency market movements extremely difficult. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad. These can result in losses to the Fund if it is unable to deliver or receive currency or funds in settlement of obligations and could also cause hedges it has entered into to be rendered useless, resulting in full currency exposure as well as incurring transaction costs.

16.                              Comment: Please describe how the Tax-Managed Managed Volatility Fund intends to achieve returns similar to that of the broad U.S. equity markets with a lower level of volatility if the Fund engages in short sales and invests in derivatives.

Response: Currently, the Fund focuses on building a portfolio of stocks that have a low expected beta or correlation to the overall market in order to achieve its goal of lowering the overall Fund risk relative to the broad U.S. equity market. The Fund may engage in short sales and use the proceeds to purchase additional long securities for both return enhancing and risk reduction purposes. The risk associated with engaging in short sales is disclosed in the “Investment Strategy” section.

17.                             Comment: Please provide a benchmark for the Global Managed Volatility Fund in the Performance Information section.

Response: We have complied with this request.

18.                                 Comment: Please explain why two benchmarks are used to define the market capitalization range and whether having two different benchmarks creates too broad a market capitalization range with respect to the Small Cap Value Fund.

Response: The Fund has selected two benchmarks in an attempt to have a stable investment universe. Historically, the Russell 2000 Index has had higher turnover in its stock composition compared to that of the S&P 500 Index. By using the two benchmarks, the Fund can avoid creating excessive turnover of its investment strategies resulting from the benchmark reconstitution.

19.                                 Comment: Please state the minimum rating of fixed income securities in which the Core Fixed Income Fund invests.

Response: We have complied with this request. Accordingly, we have added the following language to the “Investment Strategy” section of the Fund:

The Fund will invest primarily in investment grade securities (those rated AAA, AA, A and BBB-). However, the Fund may invest in non-rated securities or securities rated below investment grade (BB+, B and CCC).

20.                              Comment: Please state in the Prospectuses to what extent the Core Fixed Income Fund and the Enhanced Income Fund engage in currency transactions for hedging and for speculative purposes.

Response: The extent to which the Funds will engage in currency transactions will vary depending upon the investment environment; therefore, no precise limitation on the Funds’ investment in currencies has been established. With respect to the Core Fixed Income Fund, however, the Fund’s investment in currencies will be limited to 20% as it will invest at least 80% of its net assets in fixed income securities under normal circumstances.

21.                                 Comment: With respect to the Real Return Plus Fund, please identify ratings of fixed income securities in which the Fund may invest.

Response: There are no restrictions on the acceptable ratings of any fixed income securities in which the Fund may invest. We have revised the relevant sentence to state the following:

Under normal circumstances, the Fund will invest a significant portion of its assets in investment and non-investment grade fixed income securities, including inflation-indexed bonds of varying maturities issued by the U.S. Treasury, other U.S. Government agencies and instrumentalities, and non-government entities such as corporations.

22.                              Comment: Under the “Sub-Advisers and Portfolio Managers” section, Goldman Sachs Asset Management, L.P. currently identifies 3 portfolio managers among 19 investment professionals who manage the Large Cap Growth Fund. Please provide the portfolio manager information for at least 5 persons if more than 5 persons are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio in compliance with the instruction 2 to item 5(2) of Form N-1A.

Response: There are only 3 portfolio managers who manage the Fund. Others include traders and researchers.

23.                               Comment: Under the “Sub-Advisers and Portfolio Managers” section, please state when Ms. Shirley Szeto joined Robeco Investment Management, Inc.

Response: We have complied with this request.

24.                               Comment: Please clarify the fee structure for Class A, Class I, Class Y and Class E Shares of the Trust.

Response: Class A Shares are subject to a shareholder servicing fee of up to 0.25% payable to the Distributor. Class Y Shares are subject to a shareholder servicing fee of up to 0.15% payable to the Distributor. Class I Shares are subject to a shareholder servicing fee of up to 0.25% payable to the Distributor and an administrative fee up to 0.25% payable to certain broker-dealers and their affiliated registered investment advisers. Class E Shares are not subject to any shareholder servicing fee or administrative fee.

25.                               Comment: With respect to the Prime Obligation Fund, please state the “acceptable maturity” for the Fund.

Response: We have complied with this request and inserted the following language in the “Investment Strategy” section for the Fund:

Using a top-down strategy and bottom-up security selection, the Sub-Adviser seeks securities with an acceptable maturity (a dollar-weighted average portfolio maturity of no more than 90 days and a remaining maturity of no greater than 397 days, consistent with requirements of the Investment Company Act of 1940, as amended (the 1940 Act) for money market funds) that are marketable and liquid, offer competitive yields and are issued by issuers that are on a sound financial footing.

26.                               Comment: With respect to the Prime Obligation Fund, you have stated that the Fund follows the strict 1940 Act rules about the credit quality, maturity and diversification of its investments. In the subsequent sentence, you state that with respect to credit quality and maturity, these guidelines are more restrictive than the 1940 Act rules applicable to money market funds. Please clarify whether the Fund follows the 1940 Act rules or guidelines which are more restrictive than the 1940 Act rules.

Response: We have revised the relevant sentence to state the following:

With respect to credit quality and maturity, the Sub-Adviser may choose securities that are more restrictive than the 1940 Act rules applicable to money market funds under the Fund’s investment guidelines.

27.                               Comment: With respect to the Prime Obligation Fund, please describe how the Fund complies with Rule 22c-1 if Fund shares are purchased after 3:00 p.m. but before the market closes.

Response: The Fund seeks to maintain a stable $1.00 net asset value per share. Orders to purchase Fund shares that are accepted after 3:00 p.m. but before the market closes (normally,

4:00 p.m. Eastern Time) will be executed at the next NAV to be calculated. Accordingly, we have included the following language to state the following:

So, for you to receive the current Business Day’s NAV, generally the Fund (or an authorized agent) must receive your purchase order in proper form before 3:00 p.m. Eastern Time.

28.                                 Comment: Under the section “Distribution of Fund Shares,” you state that SIDCo. has voluntarily agreed to waive the shareholder servicing fees applicable to Class A Shares of the Prime Obligation Fund. Please reflect this fee waiver in a footnote to the fee table of the Fund.

Response: The footnote to the fee table contains SIDCo.’s voluntary fee waiver information. SEI Investments Global Funds Services would contractually waive fees and reimburse expenses to keep the total operating expenses, net of the Fund’s distributor’s fee waivers, from exceeding a certain level.

STATEMENT OF ADDITIONAL INFORMATION

29.                                 Comment: In the “The Sub-Advisers” section, please provide information about other accounts managed by the portfolio managers as of the Trust’s most recently completed fiscal year.

Response: We have complied with this request.

30.                                 Comment: In the “The Sub-Advisers” section, please provide information about the portfolio managers’ compensation information as required by item 15(b) of Form N-1A. Especially, please describe with specificity the criteria on which each type of the compensation is based.

Response: We have complied with this request.

31.                                 Comment: In the “The Sub-Advisers” section, please provide a footnote for the asterisk in the table with respect to Metropolitan West Asset Management LLC.

Response: We have complied with this request.

32.                                 Comment: In the “The Sub-Advisers” section, it is stated that LMIL’s incentive compensation plan for investment teams is based upon their composite performance for all accounts managed, and is compared to their benchmark. Please identify the benchmark used to measure performance in connection with Lee Munder Investments Ltd.’s compensation.

Response: We have complied with this request.

33.                                 Comment: In the “The Sub-Advisers” section, please clarify how the portfolio managers of Los Angeles Capital Management and Equity Research, Inc. are being compensated. Especially, please describe whether compensation is fixed or based on Fund performance.

Response: We have complied with this request.

34.                               Comment: In the “The Sub-Advisers” section, please state the number of accounts and the total assets in the accounts with respect to which the advisory fee is based on the performance of the account consistently for each Sub-Adviser.

Response: We have complied with this request.

35.                                Comment: Please confirm that all the missing information will be included in the Trust’s 485(b) filing.

Response: We confirm that all the missing information will be included in the Trust’s 485(b) filing.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Sohee Yun

Sohee Yun